A+
6-8-2004

04016759

UF 6-3-04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15939

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/03 (MM/DD/YY) AND ENDING 03/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legg Mason Wood Walker,Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Light Street
(No. and Street)

Baltimore (City) Maryland (State) 21202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles J. Daley, Jr. 410-454-2935
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

250 West Pratt Street (Address) Baltimore (City) Maryland (State) 21201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 10 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles J. Daley, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legg Mason Wood Walker, Incorporated, as of March 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors which are classified as customer accounts (debits $10,040,092 and credits $14,701,483)

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEGG MASON WOOD WALKER, INCORPORATED AND SUBSIDIARIES
(a wholly owned subsidiary of Legg Mason, Inc.)

TABLE OF CONTENTS

LEGG MASON WOOD WALKER, INCORPORATED AND SUBSIDIARIES

(a wholly owned subsidiary of Legg Mason, Inc.)

March 31, 2004

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

PricewaterhouseCoopers LLP
250 West Pratt St.
Suite 2100
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholder of
Legg Mason Wood Walker, Incorporated:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Legg Mason Wood Walker, Incorporated and Subsidiaries (the "Company") at March 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Baltimore, Maryland
May 27, 2004

LEGG MASON WOOD WALKER, INCORPORATED AND SUBSIDIARIES
(a wholly owned subsidiary of Legg Mason, Inc.)
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
March 31, 2004
(Dollars in thousands)

Assets	
Cash and cash equivalents	$ 120,613
Cash and securities segregated for regulatory purposes or deposited with clearing organizations	2,876,371
Receivables:	
Customers	1,104,830
Brokers and dealers	68,270
Investment advisory and related fees	17,090
Others	37,613
Securities borrowed	568,399
Trading assets, at fair value (Note 2)	255,907
Equipment and leasehold improvements, net	29,761
Other	147,274
Total Assets	**$ 5,226,128**
Liabilities and Stockholder's Equity	
Liabilities:	
Payables:	
Customers	$ 3,576,059
Brokers and dealers	81,044
Parent	72,728
Securities loaned	487,717
Trading liabilities, at fair value (Note 2)	114,260
Accrued compensation	123,355
Other	117,854
Total Liabilities	4,573,017
Commitments and Contingencies (Note 4)	
Stockholder's Equity:	
Common stock-voting, par value $.10; authorized 3,000,000 shares; issued and outstanding 1,547,500 shares	155
Additional paid-in capital	49,429
Employee stock trust	(117,331)
Deferred compensation employee stock trust	117,331
Retained earnings	603,527
Total Stockholder's Equity	653,111
Total Liabilities and Stockholder's Equity	**$ 5,226,128**

See accompanying notes to consolidated statement of financial condition

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation
Legg Mason Wood Walker, Incorporated (the "Company"), a registered broker-dealer in securities under the Securities and Exchange Act of 1934, is a wholly owned subsidiary of Legg Mason, Inc. (the "Parent"). The Company is principally engaged in providing securities brokerage, investment advisory and investment banking services to individuals, institutions, corporations and municipalities. The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated.

Use of Estimates
The consolidated statement of financial condition was prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make assumptions and estimates that affect the amounts reported in the financial statement and accompanying notes, including fair value of financial instruments, intangible assets, reserves for losses and contingencies and income taxes. Actual amounts could differ from those estimates and the differences could have a material impact on the consolidated statement of financial condition.

Cash Equivalents
Cash equivalents, other than those used for trading purposes, are highly liquid investments with original maturities of 90 days or less.

Fair Value
The Company believes that substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts, which because of their short-term nature, approximate current fair value.

Securities Purchased Under Agreements to Resell and Securities Lending Activities
The Company invests in short-term securities purchased under agreements to resell collateralized by U.S. government and agency securities. Securities purchased under agreements to resell are accounted for as collateralized financings. It is the policy of the Company to obtain possession of collateral with a market value in excess of the principal amount loaned. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate. Securities purchased under agreements to resell are carried at the amounts at which the securities will be subsequently resold, as specified in the respective agreements, plus accrued interest.

Securities borrowed and loaned are accounted for as collateralized financings and are recorded at the amount of collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The Company generally receives cash as collateral for securities loaned. The fee received or paid by the Company is recorded as interest income or expense. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

Securities Transactions
Customers' securities transactions are recorded on a settlement date basis, which is not materially different from the trade date amounts. Related commission revenues and expenses recorded on a trade date basis. Receivables from and payables to customers represent balances arising from cash and margin transactions. Securities owned by customers held as collateral for the receivable balances are not reflected in the consolidated statement of financial condition. Included in payable to customers are free credit balances of approximately $3,386,477 as of March 31, 2004. The Company pays interest on certain customer free credit balances held pending investment.

Financial Instruments
Substantially all financial instruments are reflected in the financial statement at fair value or amounts that approximate fair value. Cash and securities segregated for regulatory purposes or deposited with clearing organizations, Securities purchased under agreements to resell, Trading assets, at fair value, Investment securities, at fair value, and Trading liabilities, at fair value on the Consolidated Statement of Financial Condition include forms of financial instruments.

Financial instruments used in the Company's trading activities are recorded on a trade date basis and carried at fair value.

Fair values are generally based upon prices from independent sources, such as listed market prices or broker, dealer price quotations, or external pricing sources. For investments in illiquid and privately-held securities that do not have readily determinable fair values, the determination of the fair value requires the Company to estimate the value of the security based upon available information. In instances where a security is subject to transfer restrictions, the value of the security may be based primarily on the

(Dollars in thousands)

quoted price of the security without restriction, with the value being reduced by an amount estimated to reflect such restrictions. In addition, even where the value of a security is derived from an independent market price or broker or dealer quote, certain assumptions may be required to determine fair value. The Company generally assumes that the size of positions in securities it holds would not be large enough to affect the quoted price of the security if sold, and that any such sale would happen in an orderly manner. However, these assumptions may be incorrect and the actual value realized upon disposition could be materially different from the current carrying value.

As of March 31, 2004, the Company had approximately $97 of investment securities that are valued based upon management's assumptions or estimates.

Depreciation and Amortization
Equipment and leasehold improvements are reported at cost. Equipment is depreciated over the estimated useful life of the asset, which ranges from two to eight years. Leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful life or the remaining life of the lease. Maintenance and repair costs are expensed as incurred.

The following is a summary of equipment and leasehold improvements as of March 31, 2004:

Technology equipment	$ 36,993
Furniture and fixtures	14,551
Communications systems and equipment	8,588
Other fixed assets	3,148
Leasehold improvements	16,346
Equipment and leasehold improvements	79,626
Less: accumulated depreciation and amortization	(49,865)
Equipment and leasehold improvements, net	$ 29,761

Intangible Assets
Intangible assets, which are reported at cost, net of accumulated amortization of $5,860 at March 31, 2004, consist principally of customer lists. Intangible assets are amortized over their estimated useful lives using the straight-line method. As of March 31, 2004, intangible assets are being amortized over a life of 20 years and have a remaining life of approximately three years. The Company periodically reviews its intangible assets, considering such factors as historical profitability and projected operating cash flows, to determine that assets are realizable and amortization periods are appropriate. If impairment is determined to exist, the difference between the value of the asset reflected on the Company's financial statement and its current value is recognized as an expense in the period in which the impairment occurs. Intangible assets subject to amortization are reviewed for impairment using an undiscounted cash flow analysis.

Deferred Compensation Stock Trust
In accordance with Emerging Issues Task Force Issue ("EITF") 97-14, *Accounting for Deferred Compensation Arrangements Where Amounts Are Held in a Rabbi Trust and Invested*, assets of rabbi trusts are to be consolidated with those of the employer, and the value of the employer's stock held in the rabbi trusts should be classified in stockholder's equity and generally accounted for in a manner similar to treasury stock. Therefore, the shares the Company has issued to its rabbi trust and the corresponding liability related to the deferred compensation plans are presented as components of stockholder's equity as employee stock trust and deferred compensation employee stock trust, respectively. There were 3,394,000 shares held by the plan at March 31, 2004.

2. Trading Assets and Liabilities, at Fair Value

Trading assets:	
U.S. government and agencies	$ 101,477
Corporate debt	20,659
State and municipal bonds	125,198
Equities and other	8,573
	$ 255,907
Trading liabilities:	
U.S. government and agencies	$ 94,019
Corporate debt	18,976
State and municipal bonds	--
Equities and other	1,265
	$ 114,260

At March 31, 2004, the Company had pledged securities owned of $1,219 as collateral to counterparties for securities loaned transactions, which can be sold or repledged by the counterparties.

3. Short-term Borrowings
The Company obtains short-term financing primarily on an unsecured basis. Financing is obtained through one or more of the uncommitted credit facilities the Company maintains with numerous banks and financial institutions. Uncommitted facilities consist of lines of credit that the Company has been advised are available, but for which no contractual lending obligation exists.. As such, these uncommitted facilities would likely be unavailable to us if

(Dollars in thousands)

any material adverse effect on our financial condition occurred. The Company had no outstanding loans at March 31, 2004.

4. Commitments and Contingencies
The Company leases all of its office facilities and certain equipment under non-cancelable operating leases and also has multi-year agreements for various data processing and other services. These leases and service agreements expire on varying dates through fiscal 2019. Certain leases provide for renewal options and contain escalation clauses providing for increased rentals and service commitments. As of March 31, 2004, the minimum annual aggregate rentals and service commitments for the fiscal periods are as follows:

2005	$ 42,114
2006	31,728
2007	24,434
2008	20,222
2009	16,768
Thereafter	19,175
Total	$ 154,441

The minimum rental commitments shown above have not been reduced by $1,475 of minimum sublease rentals to be received in the future under non-cancelable subleases.

The Company maintains its corporate headquarters in facilities leased by a subsidiary of the Parent. These non-cancelable operating leases are guaranteed by the Parent. The Company's minimum aggregate net rental under its month-to-month arrangement with the subsidiary, which is not included in the above table, would approximate $51,238 if the arrangement continues through the end of the subsidiary's lease term of 2011. A subsidiary of the Parent also leases furniture and equipment for use in the corporate headquarters. The Company's minimum aggregate net rental under its arrangement with the subsidiary, which is not included in the above table, would approximate $4,732 if the arrangements continue through the end of the subsidiary's lease term of 2008.

The Company has been the subject of customer complaints and has also been named as a defendant in various legal actions arising primarily from securities brokerage and investment banking activities, including certain class actions, which primarily allege violations of securities laws and seek unspecified damages, which could be substantial. The Company is also involved in governmental and self regulatory agency inquiries, investigations and proceedings. In accordance with Statement of Financial Accounting Standards (" SFAS") No. 5 "Accounting for Contingencies," the Company has established provisions for estimated losses from pending complaints, legal actions, investigations and proceedings. While the ultimate resolution of these actions cannot be currently determined, in the opinion of management, after consultation with legal counsel, the Company has no reason to believe that the resolution of these actions will have a material adverse effect on the Company's financial condition. However, the results of operations could be materially affected during any period if liabilities in that period differ from the Company's prior estimates. On October 3, 2003, a federal district court jury rendered an approximately $20,000 verdict against the Company in a civil copyright lawsuit, which was confirmed in a 2004 judgment in the case. As a result of the verdict, the Company recorded a $17,500 pre-tax charge in the quarter ended September 30, 2003. The Company has filed an appeal of the judgment, and this appeal is pending.

Like numerous other firms, starting in September 2003, the Parent received a subpoena from the New York Attorney General's office and the Company and an affiliate received inquiries from the Securities and Exchange Commission (the "SEC") relating to their investigations of sales practices, late trading, market timing and selective disclosure of portfolio holdings in connection with mutual funds. The Parent, Company and affiliate (collectively the "Respondents") have responded to the subpoena and the inquiries and are cooperating with two separate SEC investigations. The Company is not currently able to determine whether any regulators will initiate enforcement actions as a result of their investigations, or to predict what effect, if any, the mutual fund investigations will have on its business, results of operations or assets under management.

During the fourth quarter of fiscal 2004, the Company entered into a settlement with SEC and the National Association of Securities Dealers, Inc. ("NASD") resulting from its failure to provide certain clients the benefits of breakpoint discounts in connection with purchases of non-proprietary mutual fund front-end load shares. Under the settlement, the Company consented to findings that it violated Section 17(a)(2) of the Securities Act of 1933, Rule 10b-10 under the Securities Exchange Act of 1934, and NASD Conduct Rule 2110. The Company also agreed to remedial measures that include a censure, a cease and desist order, fines totaling approximately $2,300 and a requirement that the Company: (a) conduct a comprehensive review of purchases of non-proprietary mutual fund front-end load shares since January 1, 2001 to

(Dollars in thousands)

determine whether clients were provided applicable breakpoint discounts; (b) reimburse any clients who did not receive applicable breakpoint discounts; (c) report to the NASD on its refund program; and (d) provide certifications to the SEC and NASD that the Company has implemented procedures designed to prevent and detect failures to provide applicable breakpoint discounts. The Company has elected to conduct a comprehensive review of purchases for a longer period than that required by the settlement, and we have paid $7,294 for client reimbursements. At March 31, 2004 the reserve for possible future client reimbursements was $1,684. These amounts are in addition to the fines discussed above.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred.

Financial Accounting Standards Board ("FASB") Interpretation Number ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," expands the disclosure requirements to be made by a guarantor regarding its obligations under certain guarantees that it has issued. FIN 45 requires, under certain circumstances, the recognition, at the inception of a guarantee, of a liability for the fair value of the obligation as a result of issuing the guarantee. Guarantees of an entity's own future performance are not within the scope of FIN 45.

The Company is a guarantor on an agreement entered into by an affiliate to lease office facilities. The aggregate commitment under this lease agreement, which expires in 2014, is $1,896.

The Company also clears all security transactions on a fully disclosed basis for a broker-dealer affiliate, and has agreed with a customer of such affiliate to take responsibility as principal for all trades of the customer, which have been accepted by the affiliate. The Company's maximum exposure under this agreement is unknown, as this would involve future claims that may be made against the Company that have not yet occurred.

As of March 31, 2004, the Company had not recorded a liability for any obligations under the guarantees described above because the amounts were determined to be immaterial.

5. Liabilities Subordinated to Claims of General Creditors
The Company and the Parent have entered into a revolving senior subordinated loan agreement whereby the Company may borrow up to $50,000 from the Parent. Interest is payable monthly at the "call money" rate plus 1/4%. There was no outstanding balance or activity under this agreement during the fiscal year ended March 31, 2004.

6. Employee Benefit Plans
The Company maintains a defined contribution plan covering substantially all employees. Matching contributions are made at 50% of employees' 401(k) deferrals up to 6% of compensation with a maximum of two thousand five hundred dollars per year through December 31, 2003. Beginning on January 1, 2004, the maximum contribution increased to three thousand dollars per year. Additionally, a contribution primarily based upon Company profits is made at the discretion of the Board of Directors.

7. Income Taxes
The Company files a consolidated federal income tax return with the Parent and files separate state income tax returns. The Company's allocable share of federal income taxes and its separate state income taxes are recorded as a provision for income taxes and taxes payable in other liabilities.

Deferred income taxes are recorded to recognize the expected future obligation or benefit of temporary differences between the tax basis and financial reporting basis of assets and liabilities based on enacted tax laws and statutory rates applicable to the periods in which the differences are expected to effect taxable income. At March 31, 2004, Other assets include a net deferred tax asset of $51,006. Components of the net deferred tax asset are as follows:

Deferred tax assets:	
Accrued compensation and benefits	$29,696
Accrued expenses	19,302
Amortization	838
Depreciation	362
Other	1,363
	$51,561
Deferred tax liabilities:	
Deferred expenses	(555)
Net deferred tax asset	$51,006

(Dollars in thousands)

8. Related Party Transactions
The payable to Parent is non-interest bearing and represents the net excess of cash received over expenses paid by the Company on behalf of the Parent and the Parent's other subsidiaries. The Company clears securities transactions on a fully-disclosed basis for two broker-dealer subsidiaries of the Parent.

9. Off-Balance Sheet Risk and Concentrations of Credit
In the normal course of business, the Company executes, settles and finances customer and proprietary securities transactions. These activities expose the Company to off-balance sheet risk in the event that customers or other parties fail to satisfy their obligations.

Securities transactions generally settle three business days after trade date. Should a customer or broker fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. The Company extends credit to customers, collateralized by cash and securities, subject to regulatory and internal margin requirements. Customer margin transactions include purchases of securities, sales of securities not yet purchased, and sales of option contracts. The Company continually monitors compliance with margin requirements and requires the customer to deposit additional collateral or to reduce positions when necessary. Such transactions expose the Company to risk in the event that margin deposits are insufficient to fully cover losses that customers may incur.

The Company invests in short-term resale agreements collateralized by U. S. government and agency securities. The collateral securities are generally delivered either to the Company, or in the case of tri-party resale agreements, to a custodian bank. Such transactions expose the Company to risk in the event the counterparty does not repurchase the securities and the value of the collateral held is less than the underlying receivable. The Company monitors the value of the collateral daily and requests additional collateral when necessary.

The Company borrows and lends securities to finance transactions and facilitate the settlement process, utilizing both firm proprietary positions and customer margin securities held as collateral. In addition, the Company engages in conduit securities borrowing and lending activities in which it acts as an agent to facilitate settlement for other institutions. In both firm and conduit transactions, the Company deposits or receives cash equal to 102% of the market value of securities exchanged and monitors the adequacy of collateral levels on a daily basis.

The Company sells securities it does not currently own and is obligated to subsequently purchase such securities at prevailing market prices. The Company is exposed to risk of loss if security prices increase prior to closing the transactions.

The Company's customer financing and securities lending activities require the Company to pledge customer securities as collateral for various financing sources such as securities lending. At March 31, 2004, the Company had approximately $1.4 billion of customer securities under customer margin loans that are available to be pledged, of which the Company has repledged approximately $70,384 under securities loan agreements. In addition, the Company has received collateral of approximately $550,325 under securities borrowing agreements, of which the Company has repledged approximately $464,246. The Company has also received collateral of approximately $2.6 billion under reverse repurchase agreements for its customer reserve requirement, none of which has been repledged.

10. Regulatory Requirements
The Company is subject to the requirements of the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1") and the rules of the securities exchanges of which it is a member. The Company has elected to use the alternative method of computing net capital permitted by Rule 15c3-1, which requires that it maintain minimum net capital of two percent of aggregate debits, as defined. New York Stock Exchange rules stipulate that a member organization may not expand its business, equity capital may not be withdrawn, nor may cash dividends be paid if resulting net capital would fall below specified levels. At March 31, 2004, the Company had net capital, as defined, of $404,621, which exceeded the required net capital by $380,570. The Company's percentage of net capital to aggregate debit items was 33.6%.

The Company is also subject to the Securities and Exchange Commission's Customer Protection Rule ("Rule 15c3-3") which requires the Company to maintain a separate account for the exclusive benefit of customers as determined by weekly computations. Rule 15c3-3 allows the Company to maintain the computed amounts in cash or qualified securities. As of March 31, 2004, the amount segregated under rule 15c3-3 was $2,769,053. In addition, the Company maintains a reserve for the proprietary accounts of introducing brokers ("PAIB"). At March 31, 2004, the Company had no PAIB deposit requirement related to the reserve requirement.

(Dollars in thousands)

The Company is registered as an introducing commodity broker and is therefore subject to Commodity Futures Trading Commission (the "CFTC") regulations. The Company does not carry commodities accounts for customers and therefore is not subject to the segregation requirements of the CFTC regulations.

The Company is required by Federal law to belong to the Securities Investors Protection Corporation ("SIPC"). When the SIPC fund falls below a certain amount, members are required to pay annual assessments of up to 1% of adjusted gross revenues, as defined. As a result of adequate fund levels, the Company was required to pay only the minimum annual assessment of $150 in the fiscal year ended March 31, 2004. The SIPC fund provides protection for securities held in customer accounts up to $500,000 per customer, with a limitation of $100,000 on claims for cash balances. The Company also purchases, from a captive insurance company that it joined with other major U.S. securities brokerage firms to create, a bond that provides additional protection for securities held in customer accounts of up to the net equity in the account in excess of $500,000.

11. Recent Accounting Developments
The following pronouncements have been issued by the FASB during the fiscal year.

SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In addition, the statement clarifies when a contract is a derivative and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is generally effective prospectively for contracts entered into or modified, and hedging relationships designated, after June 30, 2003. This statement did not have an impact on the Company's consolidated statement of financial condition.

In November 2003, the EITF reached a consensus on Issue 03-01, "The Meaning of Other-Than Temporary Impairment and Its Application to Certain Investments," as it relates to disclosures of SFAS No. 115 securities. In addition to the disclosures already required by SFAS No. 115, EITF Issue 03-01 requires both quantitative and qualitative disclosures for marketable equity and debt securities. The new disclosure requirements are required to be applied to financial statements for fiscal years ending after December 15, 2003. This statement did not materially impact the Company's consolidated statement of financial condition.

In December 2003, the FASB revised FIN No. 46, "Consolidation of Variable Interest Entities" ("FIN 46-R"), to incorporate certain modification provisions, which, among other things, removed the requirement to include the gross fees paid to a decision maker in the determination of who receives a majority of the expected residual returns. The adoption of this statement did not impact the Company's consolidated statement of financial condition.